SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OPLINK COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

Koch Optics, Inc.

an indirect wholly-owned subsidiary of

Koch Industries, Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share (and the associated preferred share purchase rights)

(Title of Class of Securities)

68375Q403

(CUSIP Number of Class of Securities)

Raffaele G. Fazio, Esq.

Deputy General Counsel—Corporate and Commercial

Koch Companies Public Sector, LLC

4111 E. 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Whit Kilgroe, Esq. Koch Companies Public Sector, LLC 4111 E. 37th Street North Wichita, Kansas 67220 (316) 828-5500	Bradley C. Faris, Esq. Timothy P. FitzSimons, Esq. Latham & Watkins LLP 330 N. Wabash Ave. Suite 2800 Chicago, Illinois 60611 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$444,349,683.70	$51,633.43

*                 Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 19,677,843 shares of common stock, par value $0.001 per share, of Oplink Communications, Inc., and the associated preferred share purchase rights, at a purchase price of $24.25 per share. Such number of shares consists of (i) 17,075,394 shares of common stock issued and outstanding as of November 14, 2014, and (ii) 2,602,449 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.

**                   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001162 of the transaction valuation.

☒                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,633.43	Filing Party: Koch Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2014

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   third-party tender offer subject to Rule 14d-1.

☐                     issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by Koch Optics, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred share purchase rights (collectively, the “Shares”), of Oplink Communications, Inc., a Delaware corporation (“Oplink”), at a purchase price of $24.25 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Koch Industries and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendment to the Offer to Purchase

The information set forth in the Offer to Purchase under the caption “Section 15. Certain Legal Matters—Antitrust Matters” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding a new sentence as the second sentence of the second paragraph under such caption on page 59 of the Offer to Purchase as set forth below.

“Oplink submitted its HSR Filing to the DOJ and the FTC on December 1, 2014.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Koch Optics, Inc.

By:	/s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Vice President and Secretary

Koch Industries, Inc.

By:	/s/ Steven J. Feilmeier
Name: Steven J. Feilmeier
Title: Executive Vice President and Chief Financial Officer

Date: December 3, 2014

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